UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

Commission File Number 001-04192

MFC Bancorp Ltd.
(Translation of registrant's name into English)

Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

News Release

FOR IMMEDIATE RELEASE JANUARY 15, 2004
Contact:	Allen & Caron Inc.
	Joseph Allen (investors)	Rene Randall
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Kari Paskewicz (media)
(630) 759-9640
kari@allencaron.com

MFC BANCORP LTD. DECLARES REDEMPTION OF ITS 8% CONVERTIBLE
BONDS TO REDUCE DILUTIVE EFFECT OF ON EARNINGS PER SHARE

NEW YORK, NY, (January 15, 2004) - MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR) announces today that it is exercising its right of redemption in respect of all of the 8% Convertible Subordinated Bonds (the "Bonds") issued in March, 1998, and has provided notice to Wells Fargo Bank, Corporate Trust Services, as trustee, and is in the process of providing notice to the holders of the bonds (the "Bondholders"). As at January 13, 2004, principal and interest outstanding under the Bonds amounted to approximately US$11.2 million.

The Bonds will be redeemed on or by February 18, 2004 (the "Redemption Date"). The Bondholders will receive the principal amount of the Bonds, plus accrued but unpaid interest, less any applicable withholding tax (together, the "Redemption Price"). Interest on the Bonds shall cease to accrue from and including the Redemption Date. Upon surrender by the Redemption Date of a certificate evidencing the Bonds to Wells Fargo Bank, Corporate Trust Services, as Trustee, a Bondholder will be entitled to receive the Redemption Price. Should any Bondholder fail to surrender a certificate evidencing a Bond on or by the Redemption Date, no additional interest will be due or payable beyond the Redemption Date.

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MFC BANCORP LTD. DECLARES REDEMPTION OF 8% CONVERTIBLE BONDS
Page -2-

In lieu of redemption, Bondholders may, until 5:00 PM (EST) on Tuesday, February 10, 2004 (the fifth business day prior to the Redemption Date) elect to convert the Bonds into common shares in the capital of the Company plus accrued but unpaid interest, at a conversion price of US$13.22 per common share.

The Company's President, Mr. Smith commented: "The outstanding Convertible Bonds have had a continuing dilutive effect on our earnings pre share, this fact coupled with the high interest rate and associated carrying cost has caused the Company to exercise its right of redemption."

About MFC Bancorp

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializing in merchant banking internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC Bancorp Ltd.

/s/ Michael J. Smith

Michael J. Smith, President

Date: January 20, 2004